UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Y-mAbs Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

984241109

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 984241109
1.	Names of Reporting Persons WG Biotech ApS
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Denmark
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 4,559,233 shares
		6.	Shared Voting Power 0
		7.	Sole Dispositive Power 4,559,233 shares
		8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,559,233 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 10.4% (1)
12.	Type of Reporting Person (See Instructions) OO

(1)	The calculation is based on 43,673,112 shares of Common Stock of the Issuer outstanding as of December 31, 2023, as provided by the Issuer.

CUSIP No. 984241109
1.	Names of Reporting Persons Johan Wedell-Wedellsborg
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Denmark
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 4,700,533 shares (1)
		6.	Shared Voting Power 0
		7.	Sole Dispositive Power 4,700,533 shares (1)
		8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,700,533 shares (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 10.7% (2)
12.	Type of Reporting Person (See Instructions) IN

(1)	Johan Wedell-Wedellsborg directly owns 141,330 shares of Common Stock issuable to Mr. Wedell-Wedellsborg upon exercise of stock options exercisable within 60 days after December 31, 2023. In addition, Mr. Wedell-Wedellsborg may be deemed to beneficially own the 4,559,233 shares of Common Stock directly owned by WG Biotech ApS, of which entity Mr. Wedell-Wedellsborg is the majority owner.

(2)	The calculation is based on dividing (a) the aggregate number of shares of Common Stock with respect to which Mr. Wedell-Wedellsborg may be deemed to beneficially own as of December 31, 2023, as set forth in Row 9 by (b) the sum of (i) 43,672,112 shares of Common Stock of the Issuer outstanding as of December 31, 2023, as provided by the Issuer, and (ii) 141,300 shares of Common Stock issuable to Mr. Wedell-Wedellsborg upon exercise of stock options exercisable within 60 days after December 31, 2023 which are deemed outstanding.

Item 1(a)	Name of Issuer:

Y-mAbs Therapeutics, Inc., a Delaware corporation (the “Issuer”)

Item 1(b)	Address of Issuer’s principal executive offices:

230 Park Avenue, Suite 3350

New York, New York 10169

Items 2(a)	Name of Reporting Persons filing:

This statement is filed by the following reporting persons (collectively referred to as the “Reporting Persons”):

WG Biotech ApS

Johan Wedell-Wedellsborg

Item 2(b)	Address or principal business office or, if none, residence:

The address of the principal business office of the Reporting Persons is c/o WG Biotech ApS, Rungsted Strandvej 113, Rungsted Kyst, G7, 2960.

Item 2(c)	Citizenship:

The citizenship of each of the Reporting Persons is Denmark.

Item 2(d)	Title of class of securities:

Common Stock, $0.0001 par value per share (“Common Stock”)

Item 2(c)	CUSIP No.:

984241109

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

This statement is not filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c).

Item 4	Ownership

The information contained in Rows 5 through 9 and 11 on each of the cover pages of this Schedule 13G is incorporated by reference in its entirety into this Item 4.

(a)            Amount beneficially owned:

As of December 31, 2023, WG Biotech ApS directly held 4,559,233 shares of Common Stock, representing approximately 10.4% of the outstanding shares of Common Stock. This percentage of beneficial ownership is based on 43,672,112 shares of Common Stock of the Issuer outstanding as of December 31, 2023, as provided by the Issuer.

As of December 31, 2023, Mr. Wedell-Wedellsborg directly held 141,300 shares of Common Stock issuable to Mr. Wedell-Wedellsborg upon exercise of stock options exercisable within 60 days after December 31, 2023. In addition, Mr. Wedell-Wedellsborg may be deemed to beneficially own the 4,559,233 shares of Common Stock directly owned by WG Biotech ApS, of which entity Mr. Wedell-Wedellsborg is the majority owner. The aggregate of 4,700,533 shares of Common Stock that Mr. Wedell-Wedellsborg may be deemed to beneficially own represents approximately 10.7% of the outstanding shares of Common Stock. This percentage of beneficial ownership is based on dividing (a) the aggregate 4,700,533 shares of Common Stock that Mr. Wedell-Wedellsborg may be deemed to beneficially own as of December 31, 2023, by (b) the sum of (i) 43,672,112 shares of Common Stock outstanding as of December 31, 2023, as provided by the Issuer, and (ii) 141,300 shares of Common Stock issuable to Mr. Wedell-Wedellsborg upon exercise of stock options exercisable within 60 days after December 31, 2023 which are deemed outstanding for purposes of this calculation. Mr. Wedell-Wedellsborg disclaims beneficial ownership over the shares held by WG Biotech ApS for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Act”), and this Schedule 13G shall not be deemed an admission that Mr. Wedell-Wedellsborg is the beneficial owner of such shares for Section 13(d) of the Act or any other purpose.

(b)	Percent of Class:

See responses to Item 11 on each cover page and Item 4(a) above.

(c)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:

See response to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See response to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See response to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See response to Item 8 on each cover page.

Item 5	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8	Identification and Classification of Members of the Group

Not applicable.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certifications

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2024

WG Biotech ApS

By:	/s/ Johan Wedell-Wedellsborg
Title:	Chief Executive Officer

Johan Wedell-Wedellsborg

/s/ Johan Wedell-Wedellsborg
Johan Wedell-Wedellsborg

EXHIBIT INDEX

Exhibit No.

1	Joint Filing Agreement, dated as of February 14, 2024